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                                    FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                       Pursuant to Section 13a-6 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of: December 2004

                                    001-31609
                            (Commission File Number)

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                                Telkom SA Limited
                 (Translation of registrant's name into English)

                               Telkom Towers North
                                152 Proes Street
                                  Pretoria 0002
                          The Republic of South Africa
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F |X| Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

        Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes |_| No |X|

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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        On December 3, 2004, following the sale by Thintana Communications LLC
("Thinatana") of its 15.1% shareholding in Telkom SA Limited ("Telkom") to the Public Investment Commissioners ("PIC"), Telkom announced the resignations, with immediate effect, of Thintana's representatives on the Telkom board, Messrs Shawn McKenzie, Charles Valkin and Tan Sri Dato Ir Md Radzi Mansor and Messrs Brian Manning, John Gibson and Chian Khai Tan as alternate directors. Telkom also announced the appointment of Mr. Tshepo Mahloele, Ms Albertinah Ngwezi and Mr. Brahm du Plessis as directors with immediate effect. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

        On December 8, 2004 Telkom announced changes made to its management structure following the sale by its former strategic equity investor, Thintana, of its remaining shares in Telkom, and the cancellation of the strategic services agreement between Telkom and Thintana. A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.










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Exhibit         Description
-------         -----------


99.1 Announcement, dated December 3, 2004, by Telkom SA Limited ("Telkom"), announcing the resignation and appointment of directors.

99.2 Announcement, dated December 8, 2004, by Telkom, announcing its new management structure.






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                                    SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                TELKOM SA LIMITED



                                                By:  /s/ Kaushik Patel
                                                --------------------------------
                                                         Kaushik Patel
                                                         Chief Financial Officer


Date:   December 15, 2004